Exhibit 99.3

ZenaTech Signes LOI to Acquire a Fifth Land Survey Company; Focused on Assisting Border Patrol and Law Enforcement to Control Illegal Immigration

Vancouver, British Columbia, (February 04, 2025) -- ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a technology company specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions, announces that it has signed an LOI (Letter of Intent) to acquire a fifth land survey engineering company located in Southeast Florida. Upon completion, this will be the second acquisition in the Southeast, adding to the Company’s national Drone as a Service business making the speed and precision of AI drones with advanced sensors and LiDAR technology and applications available in a convenient and cost-effective fashion for business and government users.

The Company intends to apply the new acquisition to build a fleet of its ZenaDrone AI drones to assist border patrol and law enforcement with border protection applications addressing illegal immigration which cost Florida taxpayers over $8 billion in 2023 according to research from the Federation for American Immigration Reform.

“Our vision with Drone as a Service or DaaS, is to enable drones to dramatically improve the speed and precision of many traditional inspection, safety and monitoring tasks, making them convenient to access and cost effective through this unique business model. Acquiring land survey companies is the first step in setting up operations in a specific geographical area, followed by locations where we can offer our ZenaDrone multifunction AI drones to business and governments for specific needs. The surge in illegal immigration by sea to states such as Florida is tremendously expensive for taxpayers, drones can help with coastal surveillance, search and rescue operations, and improve efficiency and manpower expenditures for coast guard and law enforcement organizations,” said CEO Shaun Passley, Ph.D.

Drones can significantly enhance Florida's border security by providing real-time aerial surveillance over vast coastal areas, detecting illegal migrant boats long before they reach shore. Equipped with thermal imaging, night vision, and AI-powered tracking, drones can operate 24/7 in difficult-to-monitor areas, reducing the reliance on costly and slower manned patrols. They can also relay live data to law enforcement, allowing for quicker interception of migrant vessels while improving search and rescue operations for those in distress. By integrating drones with radar systems and AI analytics, authorities can identify patterns in illegal crossings, anticipate threats, and allocate resources more efficiently, ultimately strengthening Florida’s maritime border security.

ZenaTech’s Drone as a Service or DaaS business model enables government agencies, building developers, farmers, oil and gas companies, environmental firms, etc. to utilize a complete drone solution for a specific application─ i.e., land surveying, crop management, inspection, or safety applications – and purchase it on a pay-as-you-go basis rather than having to buy the entire drone hardware and software solution. This business model provides cost-effective access to the enhanced productivity benefits and AI capabilities offered by drone technology for speed, improved precision, and elimination of outdated or manual processes. Like Amazon Web Services, where Amazon owns computer equipment platforms and hires the personnel, with the DaaS model, ZenaDrone owns the drones and hires the pilots, enabling businesses and governments to hire DaaS for services.

Accurate land surveys are essential for the planning, design, and execution of roads, bridges, and building projects for cities, commercial, and residential projects, and are required for legal purposes. ZenaTech is focused on acquiring established land survey engineering firms including the skills of the overseeing licensed Surveyor-in-Charge, a valuable designation that takes years to achieve. The use of drones requires FAA licensing and drone expertise, hardware, and software that ZenaDrone will bring to these transactions.

Remotely piloted drones with an array of sensors and cameras, LiDAR (Light Detection and Ranging), and GPS systems for capturing high-resolution pictures and data are revolutionizing the land survey industry gathering aerial data across expansive terrains in a matter of hours instead of weeks or months using more traditional photogrammetry methods.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical business applications. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, health, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies, accuracy and cost savings. The Company operates through seven global offices in North America, Europe, Taiwan, and UAE, and is growing a DaaS business model and global partner network.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for industrial surveillance, monitoring, inspection, tracking, process automation and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, and the IQ Nano indoor drone is used for inventory management in the warehouse and logistics sectors.

Contacts for more information:

Company, Investors and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000 and IQ Nano; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech.